

November 8, 2016

Fintech Telecom, LLC
Julio R. Rodriguez, Jr.
Chief Operating Officer
375 Park Avenue, 38th Floor
New York, NY 10152

> **Re:** **Telecom Argentina S.A.**
> **Amendment No. 6 to Schedule TO/13E-3**
> **Filed October 31, 2016 by Fintech Telecom, LLC., et al.**
> **File No. 005-49901**

Dear Mr. Rodriguez:

We have reviewed the above-captioned filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please provide that information in a response letter "tagged" as correspondence and filed via EDGAR.

General

1. We note that the Argentine Offer expired on November 4, 2016, but the U.S. Offer does not expire until November 23, 2016. Please explain the reason for the disparity in the expiration dates of the Argentine and U.S. Offers, particularly in light of the disclosure in the initial offer document to the effect that the Bidder does not intend to extend the Expiration Date of the U.S. Offer to a date later than the expiration of the Argentine Offer. Tell us whether the shareholders who have tendered in the Argentine Offer have been paid, and outline the conditions to the U.S. Offer that remain outstanding, such that it may not close despite the consummation of the Argentine Offer. Finally, provide your analysis as to how this revised offer structure complies with the requirement to conduct the U.S. Offer on terms "at least as favorable" as those provided to foreign holders. See Rule 14d-1(d)(2)(ii). We may have further comments after reviewing your response.

You may contact Jennifer López, Attorney-Adviser at (202) 551-3792 or me at (202) 551-3263 with any questions regarding our comment.

Sincerely,

/s/ Jennifer López for

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Adam J. Brenneman, Esq.
        Cleary, Gottlieb, Steen & Hamilton LLP